Exhibit 99.37

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

  Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 9, 2018

   This Form of Proxy is solicited by and on behalf of Management.

    Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 7, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01EEDA

Appointment of Proxyholder
I/We, being holder(s) of Prometic Life Sciences Inc. hereby appoint:		Print the name of the person you are
Pierre Laurin or failing him, Louise Ménard		appointing if this person is someone
	OR	other than the Management Nominees
listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Prometic Life Sciences Inc. to be held at the Fairmont The Queen Elizabeth, Room Agora, 900 Rene Levesque Blvd. W., Montreal, Quebec, Canada on the 9th day of May, 2018 at 10:30 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Simon Geoffrey Best	☐	☐	02. Stefan Clulow	☐	☐	03. Kenneth Galbraith	☐	☐

04. David John Jeans	☐	☐	05. Charles N. Kenworthy	☐	☐	06. Pierre Laurin	☐	☐	- - -
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07. Louise Ménard	☐	☐	08. Paul Mesburis	☐	☐	09. Kory Sorenson	☐	☐

10. Bruce Wendel	☐	☐

	For	Withhold
2. Appointment of Auditors
To appoint Ernst & Young LLP as Auditors of the Corporation for the ensuing year and to authorize the Directors to fix their remuneration;	☐	☐

	For	Against

3. Resolution
To consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “B” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated stock option plan;	☐	☐

4. Resolution
To consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “D” to the management information circular, to increase the maximum number of Common Shares reserved for issuance under the amended and restated restricted share unit plan;	☐	☐

5. Resolution
to consider and, if deemed advisable, pass a special resolution (the “Consolidation Resolution”), the full text of which is reproduced in Schedule “F” to the management information circular, authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Common Shares, such that the trading price of the post-consolidation Common Shares is at a minimum of US$10 per post-consolidation Common Share calculated based on the 5-day volume weighted average trading price of the Common Shares (or such consolidation ratio that will permit the Corporation to meet its objectives with respect to a potential secondary listing on the Nasdaq Stock Exchange) (the “Share Consolidation”), effective as at the discretion of the Board;	☐	☐

- - -
6. Resolution			Fold
to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “G” to the management information circular, to reconfirm and approve the Fourth Amended and Restated Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular; and	☐	☐

7. Resolution
to consider and, if deemed advisable, pass an ordinary resolution of the shareholders, the full text of which is reproduced in Schedule “I” to the management information circular, to reconfirm and approve the Fourth Amended and Restated Spin-Off Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021, as detailed in the management information circular.	☐	☐

	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.